                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
          UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                                   ----------

                       APPLIED GRAPHICS TECHNOLOGIES, INC.
                       (Name Of Subject Company (Issuer))

                                   ----------

                               KAGT HOLDINGS, INC.
                             KAGT ACQUISITION CORP.
                           KOHLBERG INVESTORS IV, L.P.
                         KOHLBERG TE INVESTORS IV, L.P.
                      KOHLBERG OFFSHORE INVESTORS IV, L.P.
                           KOHLBERG PARTNERS IV, L.P.

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    037937208
                      (CUSIP Number of Class of Securities)

                                   ----------

                            Mr. Christopher Lacovara
                             KAGT Acquisition Corp.
                             c/o Kohlberg & Company
                                111 Radio Circle
                               Mt. Kisco, NY 10549
                            Telephone: (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   ----------

                                   COPIES TO:

                              Daniel S. Evans, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

================================================================================


      Transaction Valuation*                          Amount Of Filing Fee**
--------------------------------------------------------------------------------
          $8,559,980.25                                     $692.50
================================================================================

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value is based upon 10,070,565 shares of outstanding Common Stock, par value $.01 per share of the Subject Company as of May 31, 2003 and the expected merger consideration of $0.85 per share. Such outstanding shares assumes the exercise of 923,000 options, all outstanding in-the-money options to purchase shares of Common Stock of the Subject Company which are exercisable in connection with the transaction.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                  N/A
Form or Registration No.:                                                N/A
Filing Party:                                                            N/A
Date Filed:                                                              N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

      This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (as amended to date, the "Schedule TO") filed with the Securities and Exchange Commission on June 20, 2003 by KAGT Holdings, Inc. ("Parent"), KAGT Acquisition Corp. ("Purchaser"), Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P. and Kohlberg Partners IV, L.P, as amended on July 7, 2003, July 11, 2003, July 15, 2003, and July 21, 2003. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the "Shares"), of Applied Graphics Technologies,

Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated June 20, 2003 (as amended to date, the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION; ITEM 11.  ADDITIONAL INFORMATION

Items 4 and 11 of the Schedule TO are hereby amended to add the following:

            On July 31, 2003, the Purchaser announced in a press release that it was extending the expiration of the Offer from midnight EDT on July 30, 2003 to 5 p.m. EDT on August 1, 2003. The full text of this press release is filed as Exhibit (a)(11) to this Schedule TO, which is incorporated by reference herein.

ITEM 4. TERMS OF THE TRANSACTION; ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS; ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Items 4, 5 and 6 of the Schedule TO are hereby amended to add the following:

          Effective as of July 31, 2003, the Lock-Up Agreement terminated by its terms and the Company is in default under the terms and conditions of the Company Credit Agreement, as amended, due to the fact that the Recapitalization Transactions have not yet been fully consummated. Based on discussions with the administrative agent for the Lenders under the Company Credit Agreement, we believe that, assuming we close the Recapitalization Transactions no later than August 4, 2003, the Lenders will accept the terms of the Restructuring Transactions as disclosed in the Offer to Purchase and will cancel all obligations owing them under the Company Credit Agreement on the terms contemplated by the Lock-Up Agreement and as disclosed in the Offer to Purchase.

     On July 31, 2003, Purchaser, Parent and the Company entered into an amendment to the Merger Agreement to extend the date by which the Offer must be consummated without invoking termination rights of the parties thereunder to August 15, 2003. A copy of the amendment to the Merger Agreement is filed as Exhibit (d)(10) to this Schedule TO, which is incorporated by reference herein.

ITEM 12.  EXHIBITS

(a)(11)    Press release issued by the Purchaser on July 31, 2003.

(d)(10) First Amendment to Agreement and Plan of Merger dated as of July 31, 2003 among Parent, the Purchaser and the Company.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      KAGT HOLDINGS, INC.

                                      By:  /s/ Christopher Lacovara
                                          --------------------------------------
                                          Name:  Christopher Lacovara
                                          Title: President

                                      KAGT ACQUISITION CORP.

                                      By:  /s/ Christopher Lacovara
                                          --------------------------------------
                                          Name:  Christopher Lacovara
                                          Title: President

                                      KOHLBERG INVESTORS IV, L.P.

                                      By:  Kohlberg Management IV, L.L.C.,
                                           its general partner

                                      By:  /s/ Christopher Lacovara
                                          --------------------------------------
                                          Name:  Christopher Lacovara
                                          Title: Authorized Member Manager

                                      KOHLBERG TE INVESTORS IV, L.P.

                                      By:  Kohlberg Management IV, L.L.C.,
                                           its general partner

                                      By: /s/ Christopher Lacovara
                                          --------------------------------------
                                          Name:  Christopher Lacovara
                                          Title: Authorized Member Manager

                                      KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                      By:  Kohlberg Management IV, L.L.C.,
                                           its general partner

                                      By:  /s/ Christopher Lacovara
                                          --------------------------------------
                                          Name:  Christopher Lacovara
                                          Title: Authorized Member Manager

                                      KOHLBERG PARTNERS IV, L.P.

                                      By:  Kohlberg Management IV, L.L.C.,
                                           its general partner

                                      By:  /s/ Christopher Lacovara
                                          --------------------------------------
                                          Name:  Christopher Lacovara
                                          Title: Authorized Member Manager



Dated:  July 31, 2003

                                INDEX TO EXHIBITS


EXHIBIT NUMBER      DOCUMENT
--------------      --------
*(a)(1)             Offer to Purchase dated June 20, 2003.

*(a)(2)             Form of Letter of Transmittal.

*(a)(3)             Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(5)             Form of Letter to Clients for Use by Brokers, Dealers,
                    Banks, Trust Companies and Other Nominees.

*(a)(6)             Form of Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

*(a)(7)             Press Release issued by the Company on June 13, 2003
                    (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange
                    Commission on June 13, 2003).

*(a)(8)             Summary Advertisement published in New York Times on
                    June 20, 2003.

*(a)(9)             Press Release issued by the Company on July 14, 2003.

*(a)(10)            Press Release issued by the Purchaser on July 21, 2003.

(a)(11)             Press Release issued by the Purchaser on July 31, 2003.

*(b)(1)             Commitment Letter, dated May 20, 2003 among Foothill
                    Capital Corporation, Silver Point Capital, L.P. and Kohlberg
                    Management IV, L.L.C.

*(b)(2)             Equity Commitment Letter, dated May 8, 2003, from
                    Kohlberg Management IV, L.L.C. to the Company.

*(d)(1) Agreement and Plan of Merger dated as of June 12, 2003 among Parent, the Purchaser and the Company.

*(d)(2) Lock-up Agreement dated as of June 12, 2003 by and among the Company, Parent, Fleet National Bank, as Administrative
                    Agent (the "Agent") and the lenders (the "Lenders") party to the Second Amended and Restated Credit Agreement dated as of April 15, 2003, by and among the Company, as borrower, the Agent and the Lenders.

*(d)(3)             Form of Subordinated Notes Undertaking, dated as of
                    April 29 and May 7, 2003, among the Company and each of Ionian Nominees Limited, Securities Management Trust,
                    Vasiliou & Co. Inc., Credit Suisse First Boston Equities

                    Nominees Limited, Merrill Lynch, Maldon Electric
                    Securities Limited, EAP Securities Limited and New
                    Centurion Trust Limited.

*(d)(4)             Form of Preference Shares Undertaking, dated as of June 12,
                    2003, among the Company, Wace Group Limited and each of Aberdeen Asset Managers Ltd, New Star Asset Management
                    Limited and INVESCO Asset Management Limited.

*(d)(5) Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and Applied
                    Graphics Technologies (UK) Limited.

*(d)(6)             Confidentiality Agreement dated March 20, 2003 between the
                    Company and Kohlberg Management IV, L.L.C.

*(d)(7)             Tender Agreement dated June 12, 2003 among Parent, the
                    Purchaser and Applied Printing Technologies, L.P.

*(d)(8) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of the Lenders.

*(d)(9) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of Fred Drasner, Martin Krall, Joseph
                    Vecchiolla, David Parker and Marne Obernauer, Jr.

(d)(10) First Amendment to the Agreement and Plan of Merger dated as of July 31, 2003 among Parent, the Purchaser and the Company.

(g)                 None.

(h)                 None.

*Previously Filed